EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2016

(In thousands)

Earnings
Net income before minority interest	$60,949
Equity earnings	(5,451)
Income distribution from equity investees	4,214
Minority interest in pretax income	(2,355)
Amortization of capitalized interest	396
Federal and state income taxes	34,803
Fixed charges	15,979
Total Earnings as Defined	$108,535

Fixed Charges
Interest expense on long-term debt and other	$14,516
Interest on rentals*	532
Amortization of debt issuance costs	678
AFUDC - borrowed funds	253
Total Fixed Charges	$15,979

Ratio of Earnings to Fixed Charges	6.79X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.